Panacea Global, Inc.
88 Toporowski Ave.,
Richmond Hill Ontario, Canada

November 30, 2011

VIA EDGAR
Duc Dang, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Panacea Global, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
File No. 000-30424

Dear Mr. Dang

We are in receipt of your comment letter dated November 22, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of  Operations

General

1.
We note in the business section that you discuss that, with exception to the United States, you have secured global rights for early diagnostic cancer tests. In future Exchange Act periodic reports, please revise to discuss these rights more generally in this section. Please also expand your disclosure in the Liquidity and Capital Resources section to identify and discuss any significant development milestones you anticipate in the coming year. Please also detail the funding sources, if any, you plan to utilize to cover these and other operating needs for the next 12 months.

RESPONSE:
In future Exchange Act periodic reports, we will revise our disclosure to expandour discussion in the Liquidity and Capital Resources section to identify anddiscuss any significant development milestones we anticipate in the coming year.

2.	We note that you had negative cash flow in the last fiscal year. In future periodic filings, please discuss the period of time that available cash can sustain your current operations.

RESPONSE:	In future Exchange Act periodic reports, we will discuss the period of time thatavailable cash can sustain our current operations

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

3.
In future Exchange Act periodic reports, please disclose, by footnote or otherwise, the natural persons who hold voting and investment power over the shares beneficially owned by the entities identified in the table. Refer to Instruction 2 to Item 403 of Regulation S-K.

RESPONSE:
In future Exchange Act periodic reports, we will disclose, by footnote orotherwise, the natural persons who hold voting and investment power over theshares beneficially owned by the entities identified in the table

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mahmood Moshiri
Mahmood Moshiri
Chief Executive Officer, President,
Chief Medical Officer and Director